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Dennis O'Neill · 2nd

President BioMedican

Talks about #cbg, #biomedican, #cannabinoids, #sustainability, and ##biosynthesis

Greater Chicago Area · **Contact info**

29,953 followers · **500+ connections**

 **3 mutual connections:** Mark Fuller, Julien Uhlig, and 1 other

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 **BioMediCan, Inc**

About

Dennis O'Neill has over 30 years experience as an Investment Banker. He helped start two of the largest regional Investments banks in Chicago then went on to Managing Director for Soft bank Investments/ E2Capital office in Chica ... see more

Experience



President and Board of Directors
BioMediCan, Inc · Full-time
Nov 2019 – Present · 1 yr 10 mos
California, United States

BioMedican; The Cannabinoids 'CBD" Market is experiencing

astronomical grow rates expecting the market to be $146 billion by 2026. There are over 200 known Cannabinoids many that are significantly more effective for treating multiple medical conditions than CBD's. The problem is it takes a significant amount of time to produce, is very expensive and there is a limited amounts that can be produced. BioMediCan has developed a Bio-synthesized process where th ...see more

President

Bio-Kai.com · Full-time

Feb 2021 – Present · 7 mos

Bio-Kai is a biotech startup producing 100% organic biosynthetic astaxanthin to feed salmon, chicken, and cattle. We produce organic non-GMO biosynthetic astaxanthin, which is 100% identical to the one found in nature. ...see more

Chief Executive Officer

O'Neill Capital Advisors · Full-time

Feb 2012 – Present · 9 yrs 7 mos
Chicago

O'Neill Capital Advisors is a financial marketing platform. Thought Leader, CryptoCurrency Expert, Security Token Offerings, STO's, Public Speaker, Family Office, Venture Capital, Private Equity, Institutional Financial Marke ...see more

Chief Investment Officer

Digimax.Global

2018 – Jan 2020 · 2 yrs
Chicago

DigiMax is based in Toronto, Canada and is a company aiming to become a world leader in advising companies issuing digital securities, such as security tokens, on a 100% regulatory compliant basis, in any country around t ...see more

Senior VP of Sales and Marketing

Share Intel

Feb 2016 – Sep 2017 · 1 yr 8 mos
Chicago

Through a patented process ShareIntel provides an unprecedented level of transparency enabling CEO's, CFO's and IRO's to DRIL-DownTM and track critical Shareholder & Broker-Dealer share ownership and movement beh ...see more

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Education



DePaul University
Business, Business, Management, Marketing, and Related
Support Services
1983 – 1987

Licenses & certifications



Securities Licences
Every single Securities liscense, principle liscense, series 7,
ect ect except a fin op.

Volunteer experience

Sunday School Teacher
Willowcreek Church
Sep 2008 – Aug 2012 • 4 yrs
Children

Taught Sunday school 8-10yr olds. Also worked at the food
pantry giving food and hope to the down trodden.

Skills & endorsements

Venture Capital · 99+

 Endorsed by **Dan Peña and 44 others who are
highly skilled at this**

 Endorsed by **Mark Fuller (mutual connection)**

Private Equity · 99+

Endorsed by **Julius Csurgo and 37 others who
are highly skilled at this**

 Endorsed by **Mark Fuller** (mutual connection)

Investment Banking · 99+

Endorsed by **Herb Lust and 22 others who are highly skilled at this**

 Endorsed by **Mark Fuller** (mutual connection)

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Recommendations

Received (8)   Given (5)

Charles Hays	I've know Dennis for years and he is a top flight professional and would recommend him without hesitation.
Distressed Investments	
December 11, 2015, Charles worked with Dennis in different groups	

Enzo V.	Dennis is a very well-connected and experienced investment banker and advisor. He can take complicated deals and get them in front of the right people and work through their challenges. Experience is mission critical in this business, and Dennis has seen it all.
CEO and Chief Investment Officer, Alpha Sigma Capital	
September 21, 2013, Enzo worked with Dennis but at different companies	

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